

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

<u>Via E-mail</u>
Mr. Sanj K. Patel
President and Chief Executive Officer
Synageva Biopharma Corp.
128 Spring Street, Suite 520
Lexington, Massachusetts 02421

    **Re:    Synageva Biopharma Corp.**
             **Form 10-K for Fiscal Year Ended December 31, 2012**
             **Filed March 14, 2013**
             **File No. 000-23155**

Dear Mr. Patel:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Controls and Procedures, page 48</u>

1. Please amend your filing to include a complete management's report on internal control over financial reporting, particularly your assertion regarding the existence of any changes in internal control over financial reporting, as required by Item 308 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 7. Share Based Payments, page 71

2.  Provide us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage.  Refer to ASC 718-10-55-37.

11. License Agreements and Collaborations, page 75

3.  Please provide us as proposed disclosure to be included in future filings that includes information required by ASC 605-25-50-2.  In particular, explain the nature and timing of your performance obligations under the second Mitsubishi Tanabe Pharma Corporation Agreement and your basis for recognizing $6 million of the related upfront license payment in 2012 with the remainder to be recognized in 2013, as you disclose on page 39.

12. Commitments and Contingencies, page 77

4.  You do not appear to have provided the loss contingency disclosure as stipulated in ASC 450-20-50-4. Please provide us this information as proposed disclosure to be included in future filings. In this regard, include an assessment of the matters discussed in Item 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant